Exhibit 99.8

PENGROWTH ENERGY TRUST
NOTICE OF CHANGE OF CONTROL
and
OFFER TO PURCHASE
all outstanding
6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES
and
ISSUER BID CIRCULAR
November 1, 2006

CHANGE OF CONTROL NOTICE
Pengrowth Energy Trust
6.5% Convertible Extendible Unsecured Subordinated Debentures due December 31, 2010
     NOTICE IS HEREBY GIVEN pursuant to Section 2.4(i) of the trust indenture between Pengrowth Energy Trust (as successor to Esprit Energy Trust) (“Pengrowth” or the “Trust”) and Computershare Trust Company of Canada, as trustee (the “Debenture Trustee”), dated as of July 28, 2005, as amended by the first supplemental trust indenture dated as of October 2, 2006 (collectively the “Debenture Indenture”) providing for the issuance of, and governing the Trust’s 6.5% convertible extendible unsecured subordinated debentures (the “Debentures”) due December 31, 2010 (the “Maturity Date”), of the occurrence of a Change of Control.
Description of Change of Control
     Pengrowth, Pengrowth Corporation, Esprit Energy Trust (“Esprit”) and Esprit Exploration Ltd. entered into a combination agreement dated July 23, 2006, as amended, providing for the combination of Pengrowth and Esprit into a single trust to continue under the name Pengrowth Energy Trust (the “Merger”). Pursuant to the Merger, Pengrowth acquired all of the assets, and assumed all of the liabilities of Esprit, in exchange for Pengrowth issuing 0.53 of a Pengrowth trust unit (“Pengrowth Trust Unit”) for each issued and outstanding Esprit trust unit. Pursuant to the Merger, Pengrowth also became party to and assumed all of Esprit’s obligations under the Debenture Indenture, including all its obligations under the Debentures. The Merger was completed on October 2, 2006 and constituted a Change of Control under the Debenture Indenture, triggering certain legal obligations pursuant to the Debenture Indenture.
Requirements of Debenture Indenture
     As a result of the Change of Control, and pursuant to Section 2.4(i) of the Debenture Indenture, the Trust is required within 30 days of such Change of Control to deliver to the Debenture Trustee, and the Debenture Trustee is required to promptly deliver to the holder of the Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (the “Change of Control Notice”) together with an offer in writing to purchase all of the outstanding Debentures (the “Offer”) made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the “Offer Price”), plus accrued and unpaid interest on such Debentures up to but excluding the date of acquisition by the Trust (collectively, the “Total Offer Price”), which Offer shall, unless otherwise required under Applicable Securities Legislation be open for acceptance for 35 days. The Offer expires at 5:00 p.m. (Calgary time) on December 6, 2006.
Additional Information on Offer
     The accompanying written offer dated November 1, 2006 made in connection with the Change of Control (the “Offer to Purchase”) and accompanying issuer bid circular (the “Circular”) are being delivered to Debentureholders pursuant to the requirements of the Debenture Indenture and Applicable Securities Legislation and contain additional details on the terms and conditions of the Offer and the specific requirements of the Debenture Indenture. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. Copies of the Offer to Purchase, Circular and Debenture Indenture may be obtained upon request at no charge from Pengrowth at Investor Relations, at 2900, 240 - 4th Avenue S.W., Calgary, AB T2P 4H4, (403) 233-0224 or 1-800-223-4122 and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario M5H 3Y2, (416) 362-1748 or 1-888-744-1111. Also, copies are available on SEDAR at www.sedar.com.

     The Board of Directors of Pengrowth Corporation has not made any recommendation with respect to whether Debentureholders should tender their Debentures under the Offer. Each Debentureholder must decide whether to tender their Debentures under the Offer. Debentureholders are urged to evaluate carefully all information in the accompanying Offer to Purchase and Circular, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to tender their Debentures.
DATED at Calgary, Alberta as of November 1, 2006

PENGROWTH ENERGY TRUST, by its administrator, PENGROWTH CORPORATION

“James S. Kinnear”

James S. Kinnear,
Chairman, President and CEO

-ii-

SUMMARY
This summary is qualified in its entirety by reference to the full text and more specific details in the Offer to Purchase and the Circular. Debentureholders are urged to read such documents in their entirety. All dollar references in the Circular are in Canadian dollars, unless otherwise stated. Certain capitalized terms used in this summary are defined in the Definitions that follow this summary.
Information Concerning the Offer

The Offer	Pengrowth offers to purchase any and all of the outstanding Debentures properly and validly tendered by Debentureholders, upon the terms and conditions described in the accompanying Offer to Purchase and the Circular.

Principal amount of Debentures subject to Offer	As of the date hereof, there are $95,763,000 aggregate principal amount of Debentures outstanding, and the Offer is being made for that entire aggregate principal amount.

Offer Expiration Time and Date	Unless otherwise extended, the Offer expires at 5:00 p.m. (the “Offer Expiration Time”) (Calgary time) on December 6, 2006 (the “Offer Expiration Date”). A Debentureholder intending to accept the Offer must tender their Debentures to be purchased by the Trust no later than the Offer Expiration Time.

Offer Price	In accordance with the Debenture Indenture, the Trust will purchase all tendered Debentures at the prescribed purchase price in cash equal to 101% of the principal amount (the “Offer Price”), plus any accrued and unpaid interest up to, but excluding, the Payment Date, (the “Total Offer Price”). Interest, if any, on Debentures tendered for purchase by the Trust will cease to accrue on and after the Payment Date.

Payment Date	In accordance with the Debenture Indenture, the Trust will purchase all Debentures validly tendered under the Offer prior to the Offer Expiration Time on the Offer Expiration Date (the “Payment Date”).

Payment of Interest	Holders of Debentures who deposit their Debentures pursuant to the Offer, will receive as part of the Offer Price, a payment from the Trust on account of accrued and unpaid interest on the Debentures from July 1, 2006 up to but excluding the Payment Date.

Payment for Debentures	The Trust shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the Payment Date, deposit with the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Debentures to be purchased by the Trust on the expiry of the Offer. Every such deposit shall be irrevocable in respect of properly and validly tendered Debentures. From the sums deposited, the Debenture Trustee shall pay or cause to be paid to the Debentureholders, the Total Offer Price, to which they are entitled.

90% Redemption Right	If 90% or more in aggregate principal amount of Debentures outstanding on the date of the Offer, have been tendered pursuant to the Offer on the Offer Expiration Time, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the Offer Expiration Time, to redeem all the Debentures remaining outstanding on the Offer Expiration Time, at the Total Offer Price (the “90% Redemption Right”).

Procedure for Tendering Debentures	As the Debentures are issued in “book-entry only” form, pursuant to a single Global Debenture registered in the name of The Canadian Depository of Securities Limited (“CDS”), any and all transfers of the Debentures will be made only through the depository service of CDS or through a participant in the depository service of CDS. To tender Debentures held through the book-entry system maintained by CDS under the Offer, participants in CDS must contact CDS with respect to the tender of their Debentures under the Offer. CDS will be issuing instructions to participants as to the method of tendering such Debentures under the Offer and information on who to contact with respect to tendering such Debentures.

Any Debentureholder wishing to accept the Offer with respect to all or any portion of their Debentures must comply with the procedures set forth in Section 9 of the Offer to Purchase, “Procedure for Tendering Debentures”.

Brokerage Commissions	No fee or commission will be payable to Pengrowth or the Debenture Trustee by any Debentureholder that tenders their Debentures to the Offer. However Debentureholders are cautioned to consult their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with the tender of their Debentures pursuant to the Offer.

Withdrawal Rights	Debentures that are tendered to the Offer may be withdrawn at any time until 5:00 p.m. (Calgary time) on December 6, 2006, and may also be withdrawn in the additional circumstances described in the section of the Offer to Purchase entitled “Withdrawal Rights”.

Not Accepting the Offer	The Debentures of Debentureholders who do not accept the Offer, will remain outstanding and will continue to accrue interest on their existing terms until the Maturity Date, or until earlier redeemed in accordance with their terms. All other right and obligations of Pengrowth and Debentureholders pursuant to the Debenture Indenture (including rights of conversion and redemption) will continue to remain in effect and unchanged, as described in the section of the Offer to Purchase entitled “Not Accepting the Offer”.

Position of Board of Directors	The Board of Directors of Pengrowth Corporation has not made any recommendation with respect to whether Debentureholders should tender Debentures under the Offer. Each Debentureholder must decide whether to tender Debentures under the Offer.

Debentureholders are urged to evaluate carefully all information in this Offer to Purchase and the Circular, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to deposit their Debentures with respect to all or any portion of such Debentureholder’s Debentures.

Tax Considerations	Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Further Information on Offer	Any questions or requests for assistance or additional copies of this Offer to Purchase and Circular, may be directed to the Trust at Investor Relations, at 2900, 240 — 4th Avenue S.W., Calgary, AB T2P 4H4, (403) 233-0224 or 1-800-223-4122 and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario M5H 3Y2, (416) 362-1748 or 1-888-744-1111. Also, copies of the Offer to Purchase, Circular and Debenture Indenture are available on SEDAR at www.sedar.com. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.
NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE TRUST AS TO WHETHER A DEBENTUREHOLDER SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER TO PURCHASE OR THE CIRCULAR. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST.
This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Debentureholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

TABLE OF CONTENTS

CHANGE OF CONTROL NOTICE	i
SUMMARY	i
FORWARD-LOOKING STATEMENTS	1
DEFINITIONS	1
OFFER TO PURCHASE	3
1. The Offer	3
2. Principal Amount of Debentures Subject to the Offer	3
3. Offer Expiration Date and Time	3
4. Purchase Price for Debentures	3
5. Payment Date	3
6. Payment of Interest on Tendered Debentures	3
7. Payment for Tendered Debentures	4
8. 90% Redemption Right	4
9. Procedure for Tendering Debentures	5
10. Partial Tenders	5
11. Deemed Agreement	6
12. Deemed Maturity	6
13. Cancellation of Debentures	6
14. Extension of the Offer	6
15. Change in Information	7
16. Withdrawal Rights	7
17. Not Accepting the Offer	8
18. Position of the Board of Directors	9
19. Notice to Debentureholders	9
20. Notice to Debenture Trustee	9
21. Other Terms of the Offer	10
CIRCULAR	1
1. Pengrowth Energy Trust	1
2. Source of Funds	1
3. Background and Reasons for the Offer	1
4. Trading in Debentures	2
5. Ownership of Securities of the Trust	2
6. Commitments to Acquire Securities of Pengrowth	3
7. Benefits from the Offer	4
8. Material Changes in the Affairs of the Trust	4
9. Arrangements between Pengrowth and its Securityholders	4
10. Purchases and Sales of Securities during twelve months preceding the Offer	4
11. Financial Statements	4
12. Previous Distributions	4
13. Distribution Policy	4
14. Certain Canadian Federal Income Tax Considerations	5
15. Expenses of Offer	6
16. Depositary	6
17. Statutory Rights	6
18. General	7
CONSENT OF BENNETT JONES LLP	8
APPROVAL AND CERTIFICATE	9

FORWARD-LOOKING STATEMENTS
     The Offer to Purchase and the Circular may contain certain forward-looking information and statements relating but not limited to, strategies of Pengrowth. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pengrowth believes the expectations reflected in those forward-looking statements to be reasonable. However, it cannot assure the reader that these expectations will prove to be correct. The reader should not unduly rely on forward-looking statements included in the Offer to Purchase or Circular. These statements speak only as of the date hereof. Pengrowth undertakes no obligation to publicly update or revise any forward-looking statements. Pengrowth’s actual results could differ materially from those anticipated in such forward-looking statements as a result of the risk factors set forth below:
(i)	volatility in market prices for oil and natural gas;

(ii)	liabilities inherent in our oil and gas operations;

(iii)	uncertainties associated with estimating reserves;

(iv)	competition for, among other things, capital, reserves, undeveloped lands and skilled personnel;

(v)	incorrect assessments of the value of our acquisitions;

(vi)	geological, technical, drilling and processing problems;

(vii)	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and royalty trusts; and

(viii)	the other factors discussed under “Risk Factors” in Pengrowth’s Renewal Annual Information Form dated March 31, 2006.
     The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in Pengrowth’s filings with Canadian securities regulatory authorities. Pengrowth undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

DEFINITIONS
     In the Offer to Purchase and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:
“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments enacted thereunder) in each of the Provinces of Canada;
“Board of Directors” means the board of directors of Pengrowth Corporation, administrator of Pengrowth;
“Business Day” means any day other than Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;
“Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding trust units of the Trust (being Esprit as predecessor to Pengrowth), or securities convertible into or carrying the right to acquire trust units of the Trust (being Esprit as predecessor to Pengrowth);
“Change of Control Notice” means the notice of the occurrence of, and setting out the particulars of a Change of Control and the making of the Offer dated November 1, 2006, as required by Section 2.4(i) of the Debenture Indenture, and which accompanies this Offer to Purchase and Circular;
“CDS” means The Canadian Depository of Securities Limited;
“Circular” means the issuer bid circular accompanying the Offer to Purchase;
“Debenture Indenture’’ means the trust indenture between Pengrowth (as successor to Esprit) and the Debenture Trustee, dated as of July 28, 2005, as amended by the first supplemental trust indenture dated as of October 2, 2006, providing for the issuance of the Debentures;
“Debentureholder” means a holder of Debentures;
“Debentures’’ means the $95,763,000 aggregate principal amount of 6.5% convertible extendible unsecured subordinated debentures due December 31, 2010 issued under the Debenture Indenture;
“Debenture Trustee’’ means Computershare Trust Company of Canada in its capacity as trustee and registrar, conversion agent and paying agent under the Debenture Indenture;
“Esprit” means Esprit Energy Trust;
“Global Debenture” means a Debenture that is issued and registered in the name of CDS, for the purpose of being held by or on behalf of CDS as custodian for participants in the electronic book-entry only registry system of CDS;
“Maturity Date” means the maturity date of the Debentures, being December 31, 2010;
“Merger” means the merger of Pengrowth, Pengrowth Corporation, Esprit and Esprit Exploration Ltd. pursuant to a combination agreement dated July 23, 2006, as amended, providing for the combination of Pengrowth and Esprit into a single trust to continue under the name Pengrowth Energy Trust;

“Offer” means the offer by Pengrowth to purchase for cash any and all of the $95,763,000 aggregate principal amount of Debentures made hereby for the Total Offer Price on the terms set out in the Change of Control Notice, the Offer to Purchase and the accompanying Circular;
“Offer to Purchase” means the document setting forth the terms and conditions of the Offer upon the occurrence of a Change of Control pursuant to Section 2.4(i) of the Debenture Indenture;
“Offer Expiration Date’’ means December 6, 2006, unless extended by Pengrowth, in which event the term ''Offer Expiration Date’’ shall refer to the latest date or dates on which the Offer, as so extended by Pengrowth, shall expire;
“Offer Expiration Time” means 5:00 p.m. (Calgary time) on the Offer Expiration Date, or such later time or times and date or dates as may be fixed by Pengrowth from time to time pursuant to Section 14 of the Offer to Purchase, ''Extension of the Offer;
“Offer Price” means the making of the Offer at a price equal to 101% of the principal amount thereof;
“Payment Date” means the date on which Pengrowth pays for Debentures tendered under the Offer, which will be December 6, 2006, unless the Offer is extended, in which event the term “Payment Date” shall refer to the extended date on which Pengrowth pays for Debentures tendered under the Offer;
“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators. Available on www.sedar.com.;
“Tax Act’’ means the Income Tax Act (Canada);
“Total Offer Price” means the Offer Price plus accrued and unpaid interest on such Debentures up to by excluding the date of acquisition by the Trust;
“Trust” means Pengrowth Energy Trust;
“TSX” means The Toronto Stock Exchange;

OFFER TO PURCHASE
To: The Debentureholders
1. The Offer
     Pengrowth, pursuant to (i) pursuant to Section 2.4(i) of the Debenture Indenture, (ii) the terms of the Debentures and (iii) the accompanying Change of Control Notice, hereby makes the Offer upon the terms of and subject to the conditions set forth in the Change of Control Notice, this Offer to Purchase and the accompanying Circular.
2. Principal Amount of Debentures Subject to the Offer
     Upon the terms and conditions of this Offer to Purchase, the Trust will offer to purchase any and all of the aggregate principal amount of $95,763,000 of outstanding Debentures, or such lesser aggregate principal amount of Debentures as are validly tendered by Debentureholders at or prior to the Offer Expiration Time.
3. Offer Expiration Date and Time
     In accordance with the Debenture Indenture, unless otherwise extended, the Offer expires at 5:00 p.m. (the “Offer Expiration Time”) (Calgary time) on December 6, 2006 (the “Offer Expiration Date”). A Debentureholder intending to accept the Offer must tender their Debentures to be purchased by the Trust no later than the Offer Expiration Time.
4. Purchase Price for Debentures
     In accordance with the Debenture Indenture, the Trust will purchase all tendered Debentures at the purchase price in cash equal to 101% of the principal amount, so that for each $1,000 principal amount of Debentures validly tendered to the Offer, the Debentureholder will receive $1,010 in cash (the “Offer Price”), plus any accrued and unpaid interest up to, but excluding, the Payment Date, (the “Total Offer Price”). Note that the Offer Price is an expressly prescribed amount as set out and defined by Section 2.4(i)(i) of the Debenture Indenture, and has not been and will not be in anyway adjusted or varied by the Trust.
5. Payment Date
     In accordance with the Debenture Indenture, unless the Offer is extended, at 5:01 p.m. (Calgary time) on the Offer Expiration Date, the Trust will take up all Debentures validly tendered by the Offer Expiration Time, and the Trust will purchase all such Debentures on the Offer Expiration Date (the “Payment Date”).
6. Payment of Interest on Tendered Debentures
     All Debentureholders received from Esprit Energy Trust (the predecessor to Pengrowth under the Debenture Indenture) the semi-annual interest payment on the Debentures due and payable on June 30, 2006. Debentureholders who deposit their Debentures pursuant to the Offer, will receive, included as a portion of the Total Offer Price, a payment from the Trust on account of accrued and unpaid interest on the Debentures from July 1, 2006 to, but excluding the Payment Date. No interest shall accrue in respect of validly deposited Debentures on or after the Payment Date. The Trust has calculated that such payment will amount to $28.32 per $1,000 principal amount of Debentures.

7. Payment for Tendered Debentures
     By Trust to Debenture Trustee
     In accordance with the Debenture Indenture, the Trust shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the Offer Expiration Date, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Debentures to be purchased by the Trust on the Offer Expiration Date, such amount being $99,432,638. Every such deposit shall be irrevocable in respect of properly and validly tendered Debentures.
     Payment of funds to the Debenture Trustee shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Trust and the Debenture Trustee in order to effect payments to be made hereunder. Notwithstanding this, (i) all payments in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the Large Value Transfer System (the “LVTS”); and (ii) in the event that payment must be made to CDS, the Trust shall remit payment to the Debenture Trustee by the LVTS. The Debenture Trustee shall have no obligation to disburse funds pursuant to this Section 7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable pursuant hereto. The Debenture Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which they are drawn.
     By Debenture Trustee to Debentureholders
     The Debenture Trustee will act as paying agent for the tendering Debentureholders for the purpose of receiving payment from the Trust and transmitting such payment to the tendering Debentureholders and receipt of payment by the Debenture Trustee will be deemed to constitute receipt of payment thereof by persons tendering Debentures. From the sums so deposited by the Trust, the Debenture Trustee shall pay or cause to be paid to the tendering Debentureholders, the Total Offer Price, to which they are entitled as soon as practicable following the Offer Expiration Time, but no later than 2 Business Days following the Offer Expiration Time.
     Upon payment of the amounts required to satisfy the Total Offer Price to all validly tendering Debentureholders, the Debenture Trustee shall immediately and concurrently return any remaining funds, less the amount of its fees and expenses, to the Trust via electronic transfer or certified cheque or in the same manner that such funds were received by the Debenture Trustee pursuant to this Section 7.
8. 90% Redemption Right
     In accordance with the Debenture Indenture, if 90% or more of the aggregate principal amount of Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to Debentureholders have been tendered for purchase pursuant to the Offer on the Offer Expiration Time, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Debentures remaining outstanding at the Offer Expiration Time for the Total Offer Price (the “90% Redemption Right”).
     Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(a)	the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Debentures effective on the Offer Expiration Time at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(b)	each such Debentureholder must transfer their Debentures to the Debenture Trustee on the same terms as those Debentureholders that accepted the Offer and must send their respective Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(c)	the rights of such Debentureholder under the terms of the Debentures and this Debenture Indenture cease to be effective as of the Offer Expiration Date provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Debentures shall not be considered to be outstanding and each holder thereof shall not have any right except to receive such Debentureholder’s Total Offer Price upon surrender and delivery of such Debentureholder’s Debentures in accordance with the Debenture Indenture.
9. Procedure for Tendering Debentures
     As the Debentures are issued in “book-entry only” form, by a single Global Debenture registered in the name of The Canadian Depository of Securities Limited (“CDS”), any and all transfers of the Debentures will be made only through the depository service of CDS or through a participant in the depository service of CDS.
     Debentureholders who decide to accept the Offer can only do so by tendering their Debentures by following the procedures for book-based transfer of CDS. The Debenture Trustee has established an account at CDS for the purpose of the Offer. Any participant in CDS may cause CDS to make a book-based transfer of Debentures into the Debenture Trustee’s account in accordance with CDS procedures for such transfer. In order to properly and validly tender Debentures to the Offer, a confirmation of the book-based transfer of such Debentures through CDS’s on-line tendering system into the Debenture Trustee’s account at CDS, must be received by the Debenture Trustee at its office in Toronto, Ontario prior to the Offer Expiration Time (the “Tender Break-down Report”), and such Tender Break-down report must include a record of such transfer of the Debentureholder’s tendered Debentures. Only the tender of Debentures through the CDS book-based transfer system will constitute a valid tender under the Offer. To tender Debentures under the Offer, participants in CDS must contact CDS with respect to the tender of their Debentures under the Offer. CDS will be issuing further instructions directly to participants as to the method of tendering such Debentures under the Offer, and will provide information on who to contact at CDS with respect to tendering such Debentures.
10. Partial Tenders
     A Debentureholder desiring to tender to the Offer with respect to, only a portion of the aggregate principal amount of such Debentureholder’s Debentures may do so, provided that the principal amount of Debentures which is deposited to the Offer is in a denomination of $1,000 or an integral multiple thereof, by depositing a Debenture in the manner described above and indicating the portion of the principal amount thereof that the Debentureholder wishes to deposit to the Offer. With respect to partial deposits, the Trust shall, promptly following the completion of the Offer, issue a new Debenture (via electronic book entry delivery to CDS) to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder

11. Deemed Agreement
     The proper tender of Debentures pursuant to the procedures described above will constitute a binding agreement between the tendering Debentureholder and the Trust, effective as of the Offer Expiration Time, upon the terms of the Offer. The tendering Debentureholder will be bound by a representation and warranty that such Debentureholder has full power and authority to deposit, sell, assign and transfer Debentures tendered pursuant to the Offer and that if such Debentures are purchased by the Trust, the Trust will acquire good title thereto free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.
12. Deemed Maturity
     Debentures which have been tendered to the Offer shall become due and payable at the Total Offer Price on the Offer Expiration Date, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase the Debentures shall have been deposited by the Trust as provided in this Offer to Purchase, interest on the Debentures shall cease. If any question shall arise as to whether such deposit is made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.
13. Cancellation of Debentures
     Subject to the provisions above related to partial tenders of Debentures, all Debentures purchased by the Trust pursuant to the Offer, shall forthwith be cancelled by the Debenture Trustee and no Debentures shall be issued in substitution therefor.
14. Extension of the Offer
     The Trust expressly reserves the right, in its sole discretion at any time while the Offer is open for acceptance to extend the Offer Expiration Time by giving written or oral notice (to be confirmed in writing) of such extension to the Debenture Trustee at its principal office in Toronto, Ontario, and by causing the Debenture Trustee to provide, where required by law, as soon as practicable thereafter, a copy of such notice in the manner set forth under this Section 14 and Section 19 of the Offer to Purchase, “Notice to Debentureholders”, to all Debentureholders. Promptly after giving notice of an extension to the Debenture Trustee, Pengrowth will make a public announcement of the extension and provide or cause to be provided notice of such extension to the TSX and the Canadian securities regulatory authorities. Where a notice of extension is given to the Debenture Trustee on or about the then current Offer Expiration Time, Pengrowth will publicly announce such extension by 9:00 a.m. (Calgary time) on the day immediately following the prior Offer Expiration Date. Any notice of extension will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Debenture Trustee at its principal office in Toronto, Ontario.
     If the Offer is extended, the Trust will provide a notice of variation or change to the Debentureholders with respect to such extension, and Debentures may be deposited pursuant to the Offer, as extended, for at least 10 days following such notice, unless otherwise permitted by applicable law and subject to such orders as may be granted by applicable courts or securities regulatory authorities.

15. Change in Information
     If before the Offer Expiration Time, a change occurs in the information contained in the Offer to Purchase or the Circular, that would reasonably be expected to affect a decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of Pengrowth or an affiliate of Pengrowth), the Trust will give written notice of such change to the Debenture Trustee at its office in Calgary, Alberta and will cause the Debenture Trustee to provide, where required by law, as soon as practicable thereafter a copy of such notice in the manner set forth in this Section 15 and Section 19 of the Offer to Purchase, “Notice to Debentureholders”, to all Debentureholders. As soon as practicable after giving notice of a change in information to the Depositary, Pengrowth will make a public announcement in Canada and the United States regarding the change in information and provide a copy of the notice thereof to the TSX. In addition, if determined necessary by counsel to Pengrowth, such change in the Offer will be disclosed in accordance with the filing requirements of Applicable Securities Legislation. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is mailed, delivered or otherwise communicated to the Debenture Trustee at its office in Calgary, Alberta.
     If there is a change in information, the Trust will provide a notice of variation or change to the Debentureholders with respect to such change, and Debentures may be deposited pursuant to the Offer, as extended, for at least 10 days following such notice, unless otherwise permitted by applicable law and subject to such orders as may be granted by applicable courts or securities regulatory authorities.
16. Withdrawal Rights
     Except as otherwise provided in this Section 16, all tendered Debentures to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any tendered Debentures may be withdrawn by or on behalf of the depositing Debentureholder:
(a)	at any time up to and including the Offer Expiration Time;

(b)	at any time where the Debentures have not been taken up by the Trust prior to the receipt by the Debenture Trustee of an effective notice of withdrawal in respect of such tendered Debentures;

(c)	if the Debentures have not been paid for by the Trust on the Payment Date; or

(d)	at any time before the expiration of 10 days from the date upon which a notice of variation or change concerning the Offer is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such tendered Debentures have not been taken up by the Trust at the date of the notice.
     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Debenture Trustee at the place of tender of the relevant Debentures. Any such notice of withdrawal must (i) be delivered pursuant to the book-entry system of CDS, and (ii) specify the principal amount of Debentures to be withdrawn and the name of the registered holder of the Debentures. The withdrawal will take effect upon actual receipt by the Debenture Trustee of the properly completed notice of withdrawal. A withdrawal of Debentures pursuant to the Offer can only be accomplished in accordance with the foregoing procedure.

     All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal shall be determined by the Trust in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on the Trust, the Debenture Trustee or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.
     Any Debentures properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Offer. However, withdrawn Debentures may be re-tendered at any subsequent time prior to the Offer Expiration Time by again following the procedures described in the section of the Offer to Purchase entitled, “Procedure for Tendering Debentures”.
     If the Trust extends the Offer, is delayed in taking up or paying for the Debentures or is unable to take up or pay for Debentures for any reason, then, without prejudice to the Trust’s other rights under the Offer, the Debenture Trustee may, subject to applicable law, retain on behalf of the Trust all tendered Debentures, and such Debentures may not be withdrawn except to the extent that the Debentureholders are entitled to withdrawal rights as set forth in this Section 16 or pursuant to applicable law.
17. Not Accepting the Offer
     Debentures of Debentureholders who do not accept the Offer, will remain outstanding and will continue to accrue interest until the Maturity Date, or until earlier redeemed in accordance with their terms. All other right and obligations of Pengrowth and Debentureholders pursuant to the Debenture Indenture will continue to remain in effect and unchanged. Copies of the Debenture Indenture may be obtained upon request at no charge from Pengrowth at Investor Relations, at 2900, 240 — 4th Avenue S.W., Calgary, AB T2P 4H4, (403) 233-0224 or 1-800-223-4122 and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario M5H 3Y2, (416) 362-1748 or 1-888-744-1111. Also, copies are available on SEDAR at www.sedar.com.
     Interest
     Debentureholders will continue to earn interest at rate of 6.5% per annum payable semi-annually in arrears on June 30 and December 31 in each year.
     Conversion
     The Debentures will continue to be convertible into Pengrowth Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $25.54 per Pengrowth Trust Unit, being a conversion rate of approximately 39.16144 Pengrowth Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Debenture Indenture. Debentureholders converting their Debentures will receive accrued and unpaid interest thereon to the date of conversion.
     Redemption
     The Debentures will continue to not be redeemable on or before December 31, 2008. After December 31, 2008 and prior to the Maturity Date, the Debentures may be redeemed, in whole or in part, from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and prior to the Maturity Date (each a

“Redemption Price”), in each case, plus accrued and unpaid interest thereon, if any, to the date of redemption.
     Payment upon Redemption or Maturity
     On redemption or at the Maturity Date, the Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Pengrowth Trust Units freely tradeable in Canada obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Pengrowth Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.
18. Position of the Board of Directors
     The Board of Directors of Pengrowth Corporation has not made any recommendation with respect to whether Debentureholders should tender Debentures under the Offer. Each Debentureholder must decide whether to tender Debentures under the Offer. Debentureholders are urged to evaluate carefully all information in this Offer to Purchase and the Circular, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to deposit their Debentures with respect to all or any portion of such Debentureholder’s Debentures.
19. Notice to Debentureholders
     All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in the registers maintained in respect of the Debentures by the Debenture Trustee, and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.
     If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city. Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.
     All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.
20. Notice to Debenture Trustee
     Any notice to the Debenture Trustee under the provisions of the Debenture Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at

710, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.
21. Other Terms of the Offer
     The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.
     No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Pengrowth other than as contained herein or in the accompanying Circular, and if any such information or representation is given or made, it must not be relied upon as having been authorized by Pengrowth.
     Pengrowth, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Offer to Purchase, the validity of any acceptance of the Offer and the validity of any withdrawals of Debentures.
     The Offer is not being made to nor will deposits be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Pengrowth may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.
     The accompanying Circular constitutes the issuer bid circular required under Applicable Securities Legislation with respect to the Offer.
     November 1, 2006

PENGROWTH CORPORATION

Per:	“James S. Kinnear”

James S. Kinnear
Chairman, President and CEO

CIRCULAR
     This Circular is furnished in connection with the accompanying Offer to Purchase of Pengrowth. The terms and conditions of the Offer to Purchase are incorporated in and form part of this Circular. Debentureholders should refer to the Offer to Purchase in conjunction with this Circular for additional details of the terms and conditions of the Offer.
1. Pengrowth Energy Trust
     Pengrowth is an oil and gas royalty trust that was created under the laws of the Province of Alberta on December 2, 1988. Pengrowth is governed by an amended and restated trust indenture dated June 27, 2006, between Pengrowth Corporation and Computershare Trust Company of Canada, as trustee. In 1996, Pengrowth’s original name, “Pengrowth Gas Income Fund”, was changed to “Pengrowth Energy Trust”. The purpose of Pengrowth is to purchase and hold royalty units issued by Pengrowth Corporation, its majority owned subsidiary, and to issue Pengrowth Trust Units to members of the public. Pengrowth Corporation acquires, owns and manages working interests and royalty interests in oil and natural gas properties as well as oil and gas processing facilities. The beneficiaries of Pengrowth are the Pengrowth unitholders.
     Pengrowth Corporation was created under the laws of the Province of Alberta on December 30, 1987. In 1998, the name of Pengrowth Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation”. Pengrowth Corporation has 1,100 common shares outstanding, 1,000 of which are owned by Pengrowth and 100 of which are owned by Pengrowth Management Limited. Pengrowth Corporation has its head and registered offices at 2900, 240 — 4th Avenue S.W., Calgary, AB T2P 4H4.
     Pengrowth Management Limited was created under the laws of the Province of Alberta on December 16, 1982 and serves as the manager of Pengrowth and Pengrowth Corporation pursuant to the terms of the amended and restated management agreement between Pengrowth, Pengrowth Corporation, Pengrowth Management Limited and Computershare Trust Company of Canada dated June 17, 2003, as amended (the “Pengrowth Management Agreement”). The Pengrowth Management Agreement was extended on June 30, 2006 and will terminate on June 30, 2009.
2. Source of Funds
     The maximum amount of cash required for the purchase of all Debentures for which the Offer is made, to satisfy the Total Offer Price for all such Debentures, is $99,432,638. These funds will be provided from Pengrowth’s existing and available credit facilities.
3. Background and Reasons for the Offer
     Pengrowth, Pengrowth Corporation, Esprit and Esprit Exploration Ltd. entered into the Merger. Pursuant to the Merger, Pengrowth acquired all of the assets and assumed all of the liabilities of Esprit in exchange for Pengrowth issuing 0.53 of a Pengrowth Trust Unit for each issued and outstanding Esprit trust unit. Pursuant to the Merger, Pengrowth also became party to and assumed all of Esprit’s obligations under the Debenture Indenture including all of its obligations under the Debentures. The Merger was completed on October 2, 2006 and constituted a Change of Control under the Debenture Indenture, triggering certain compulsory legal obligations pursuant to the Debenture Indenture.
     As a result of the Change of Control, and pursuant to Section 2.4(i) of the Debenture Indenture, the Trust is required within 30 days of such Change of Control to deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to Debentureholders, the Change of Control Notice together with the Offer made in accordance with the requirements of Applicable Securities Legislation, at the Total Offer Price, which Offer shall, unless extended, be open for acceptance for 35 days. The Offer expires at 5:00 p.m. (Calgary Time) on December 6, 2006.
4. Trading in Debentures
     The Debentures are listed and posted for trading on the TSX under the symbol “PGF.DB”. Prior to October 2, 2006 (the closing date of the Merger) the Debentures traded on the TSX under the symbol “EEE.DB”. The volume of trading and the high and low prices per $1000 principal amount of Debentures on the TSX for the six months preceding the Offer are set forth in the following table for the periods indicated:

Period	High	Low	Volume
	$	$
April 2006	104.50	103.01	4763
May 2006	104.35	100.25	3923
June 2006	101.90	100.00	2500
July 2006	104.00	99.45	4661
August 2006	104.00	103.25	3778
September 2006	104.01	100.51	3346
October 2006	103.00	100.00	3076
     The closing price of the Debentures on the TSX on October 31, 2006, the last full day on which the Debentures traded prior to the announcement of the Offer, was $101.50 per $1000 principal amount of Debentures.
5. Ownership of Securities of the Trust
     As at October 31, 2006, none of the directors or senior officers of Pengrowth Corporation or, to the knowledge of Pengrowth, after reasonable enquiry, their respective associates, beneficially own, directly or indirectly, or exercise control or direction over, any Debentures. The following table indicates, as at October 31, 2006, the number of outstanding securities of Pengrowth beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of Pengrowth Corporation, or any person or company holding more than 10% of any class of equity securities of Pengrowth, and to the knowledge of Pengrowth, after reasonable enquiry, by all of their respective associates or affiliates, or any person acting jointly or in concert with Pengrowth.

				Options/
			Debentures	Rights
		Pengrowth Trust	(principal amount)	(vested and
Name	Position	Units(1)	($)	not vested)
James S. Kinnear	President, Chairman, Director and Chief Executive Officer	4,512,581	Nil	Nil

John B. Zaozirny	Director	44,362	Nil	36,540

Stanley H. Wong	Director	46,576	Nil	24,525

				Options/
			Debentures	Rights
		Pengrowth Trust	(principal amount)	(vested and
Name	Position	Units(1)	($)	not vested)
Thomas A. Cumming	Director	8,678	Nil	50,535

Michael S. Parrett	Director	4,000	Nil	15,000

A. Terence Poole	Director	12,650	Nil	15,000

Wayne K. Foo	Director	3,843	Nil	7,500

D. Michael G. Stewart	Director	13,370	Nil	Nil

Kirby L. Hedrick	Director	Nil	Nil	Nil

Gordon M. Anderson	Vice President	51,722	Nil	38,529

Christopher G. Webster	Chief Financial Officer	22,507	Nil	159,001

Larry B. Strong	Vice President, Geosciences	20,961	Nil	31,241

James E.A. Causgrove	Vice President, Production and Operations	12,144	Nil	31,576

Charles V. Selby	Vice President and Corporate Secretary	128,828	Nil	124,814

William G. Christensen	Vice President,	5,754	Nil	31,285
	Strategic Planning and Reservoir Exploitation

Douglas C. Bowles	Vice President and Controller	5,161	Nil	19,435

Peter Cheung	Treasurer	7,820	Nil	13,284
Note

(1)	The individuals listed in this table as owning Pengrowth Trust Units each own less than 1% of those securities, except for James S. Kinnear, who owns approximately 2.4%.
6. Commitments to Acquire Securities of Pengrowth
     Pengrowth has no other commitments to purchase other securities of Pengrowth other than pursuant to the Offer. To the knowledge of Pengrowth, after reasonable enquiry, no person named under the Section 5 of this Circular, has any commitment to purchase securities of Pengrowth.

7. Benefits from the Offer
     No director or executive office of Pengrowth, any person or company holding more than 10% of any class of equity securities of Pengrowth, or to the knowledge of such directors and executive officers, after reasonable inquiry, any associate or affiliate of such persons, nor any person or company acting jointly or in concert with Pengrowth will receive any direct or indirect benefit as a consequence of their acceptance or refusal to accept the Offer.
8. Material Changes in the Affairs of the Trust
     Other than as disclosed herein, in quarterly financial reports and in other public disclosure filed pursuant to Applicable Securities Legislation, there have been no material changes in the affairs of Pengrowth that have not been generally disclosed.
9. Arrangements between Pengrowth and its Securityholders
     There are no contracts, agreements or understandings, formal or informal between Pengrowth and any securityholder, director or officer of Pengrowth in relation to the Offer or any person or company with respect to any securities of Pengrowth in relation to the Offer.
10. Purchases and Sales of Securities during twelve months preceding the Offer
     On September 28, 2006, Pengrowth completed a bought deal equity offering of 23,310,000 Pengrowth Trust Units at $22.60 per trust unit for gross proceeds of $526,806,000. A portion of the net proceeds from the offering were used to fund the acquisition of certain assets in the Carson Creek area of Alberta, which occurred concurrently with the closing of this offering on September 28, 2006. The remaining net proceeds will be applied to Pengrowth’s 2006 capital expansion program, the repayment of Pengrowth’s revolving credit facility or for general corporate purposes.
     On December 1, 2005, Pengrowth completed a £50 million private placement of senior unsecured 10 year notes to a group of U.K. based investors.
11. Financial Statements
     The unaudited interim financial statements for the quarter ended June 30, 2006 were filed on SEDAR on August 9, 2006 and are available at www.sedar.com as well as on Pengrowth’s website at www.pengrowth.com. Copies of any such statements may be obtained by Debentureholders, without charge, upon request to Pengrowth at Investor Relations, at 2900, 240 — 4th Avenue S.W., Calgary, AB T2P 4H4, (403) 233-0224 or 1-800-223-4122 and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario M5H 3Y2, (416) 362-1748 or 1-888-744-1111.
12. Previous Distributions
     The Debentures were issued on July 28, 2005 pursuant to the Debenture Indenture in the aggregate principal amount of $100,000,000.
13. Distribution Policy
     Pengrowth makes monthly payments to its unitholders on the 15th of each month or the first Business Day following the 15th. The record date for any distribution is ten business days prior to the distribution date. In accordance with stock exchange rules, an ex-distribution date occurs two trading days prior to the record date to permit time for settlement of trades of securities and distributions must be declared a minimum of seven trading days before the record date.
     Pengrowth currently has set the level of monthly cash distributions at $0.25 per Pengrowth Trust Unit. However, the availability of cash flow for the payment of distributions will at all times be dependent upon a number of factors, including resource prices, production rates and reserve growth, and Pengrowth cannot assure its unitholders that cash flow will be available for distribution to unitholders in the amounts anticipated or at all.
     Distributions declared and paid to Pengrowth unitholders for the first and second quarters of 2006 and declared and paid for the preceding two fiscal years were as follows:

	Distributions Per Trust Unit (1)(2)
	2006	2005	2004
First Quarter	$0.75	$0.69	$0.63
Second Quarter	0.75	0.69	0.64
Third Quarter	0.75	0.69	0.67
Fourth Quarter	N/A	0.75	0.69

Total	$2.25	$2.82	$2.63

Notes:

(1)	Based on actual distributions paid or declared.

(2)	Note that distributable cash may be different than distributions paid, primarily because distributions are paid in the second month following the month of production.
14. Certain Canadian Federal Income Tax Considerations.
     In the opinion of Bennett Jones LLP, the following summary accurately describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to Debentureholders who dispose of such securities pursuant to the Offer and who, for purposes of the Tax Act and at all relevant times, are resident in Canada, hold their Debentures as capital property and deal at arm’s length and are not affiliated with Pengrowth. Debentures held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing are generally not held as capital property and such holders may be subject to special “mark-to-market” rules which are not discussed herein.
     The summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current administrative practices published by the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. There can be no assurances that such proposed amendments will be enacted as proposed or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.
     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Debentureholder. Debentureholders should consult their own tax advisors as to the tax consequences of the Offer having regard to their own particular circumstances.

Disposition of Debentures Pursuant to the Offer
     A Debentureholder who disposes of Debentures pursuant to the Offer will be considered to have disposed of such Debentures for proceeds of disposition equal to the Offer Price (which for greater certainty does not include any accrued interest). The Debentureholder will realize a capital gain (capital loss) on the disposition of the Debentures equal to the amount by which the Debentureholder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (less than) the adjusted cost base to the Debentureholder of the Debentures sold pursuant to the Offer. Upon the disposition, any interest paid to a Debentureholder, or interest which has accrued on the Debentures to the date of disposition and which would otherwise be payable after that date or amounts deemed under the Tax Act to be interest, must be included in computing the income of the Debentureholder except to the extent it was included in the income of the Debentureholder for a previous year. Any amount paid in excess of the principal amount of the Debentures will be deemed to be interest if it can reasonably be considered to relate to amounts that would have been paid on the Debentures as interest had the Debentures not been purchased by Pengrowth. Pengrowth is of the view that any premium paid would not relate to such amounts.
     Under the Tax Act, one-half of any capital gain (capital loss) realized by a Debentureholder is a taxable capital gain (an allowable capital loss). Taxable capital gains must be included in computing the income of a Debentureholder. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. In certain circumstances, such as where a Debentureholder (or person affiliated with the Debentureholder for purposes of the Tax Act) acquires other Debentures (the “Substituted Debentures”) during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Substituted Debentures, the Debentureholder’s loss from the disposition is deemed to be nil. In certain circumstances, such a loss may be recognized at the time the Substituted Debentures are disposed of, or may be added to the adjusted cost base of the Substituted Debentures.
     Capital gains realized by an individual or by most trusts may give rise to alternative minimum tax under the Tax Act. Eighty percent of capital gains must be included in an individual’s adjusted taxable income for the purpose of computing the individual’s liability for the alternative minimum tax. In addition, Canadian-controlled private corporations (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.
15. Expenses of Offer
     Pengrowth expects to incur expenses of approximately $250,000 in connection with the Offer including fees to the Debenture Trustee, filing fees, legal, accounting and printing expenses.
16. Depositary
     Pengrowth has appointed Computershare Trust Company of Canada to act as trustee and registrar of the Debentures, and paying agent under the Debenture Indenture for: (i) the receipt from Pengrowth of cash to be paid in consideration of the Debentures acquired by Pengrowth under the Offer as agent for the relevant Debentureholders; and (iv) transmitting such cash to such Debentureholders, as agent for such Debentureholders.
17. Statutory Rights
     Securities legislation of the provinces and territories of Canada provides Canadian Debentureholders with, in addition to any other rights they may have at law, one or more rights for rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to such holders. However such rights must be exercised by the holder within prescribed time limits. A Debentureholder resident in Canada should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
18. General
     Debentureholders should rely only on the information contained in the Offer to Purchase and the Circular. Pengrowth has not authorized anyone to provide Debentureholders with information or make any representation on its behalf in connection with the Offer other than those contained in the Offer to Purchase and the Circular. If given or made, Debentureholders should not rely on that information or representation as having been authorized by Pengrowth.

CONSENT OF BENNETT JONES LLP
To: The Board of Directors of Pengrowth Corporation
     We hereby consent to the inclusion of our name in the section entitled “Certain Canadian Federal Income Tax Considerations” in the Circular dated November 1, 2006 accompanying the offer made by Pengrowth to the holders of its 6.5% convertible extendible unsecured subordinated debentures due December 31, 2010 and the reference to our opinion contained therein.

“Bennett Jones LLP”

November 1, 2006	/s/ Bennett Jones LLP

APPROVAL AND CERTIFICATE
November 1, 2006
     The Board of Directors of Pengrowth Corporation has approved the contents of the Offer to Purchase and accompanying Circular dated November 1, 2006 and authorized the sending thereof to the Debentureholders of Pengrowth. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Debentures within the meaning of the Securities Act (Québec).
PENGROWTH CORPORATION

“James S. Kinnear”	“Christopher G. Webster”

/s/ James S. Kinnear,	/s/ Christopher G. Webster,
Chairman, President and CEO	Chief Financial Officer
On behalf of the Board of Directors

“Thomas A. Cumming”	“A. Terence Poole”

/s/ Thomas A. Cumming,	/s/ A. Terence Poole,
Director	Director